UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

COMMAND SECURITY CORPORATION

(Name of Issuer)

Common Stock Par Value

(Title of Class of Securities)

200 50L 100

(CUSIP Number)

August 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

☒ Rule 13d-1(c)

[_] Rule 13d-1(d)

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________

1.   Name of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

David E. Smith

______________________________________________________________________________

2.  Check the Appropriate Box If a Member of a Group (See Instructions)

(a) [_]
(b) [_]

______________________________________________________________________________

3. SEC Use Only

______________________________________________________________________________

4. Citizenship or Place of Organization

United States of America

______________________________________________________________________________

5. Sole Voting Power
NUMBER OF	583,800
SHARES	6. Shared Voting Power
BENEFICIALLY	N/A
OWNED BY	7. Sole Dispositive Power
EACH	583,800
REPORTING
PERSON	8. Shared Dispositive Power
WITH:	N/A

______________________________________________________________________________

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

583,800

______________________________________________________________________________

10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions)	[_]

______________________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)

5.43%

______________________________________________________________________________

12.  Type of Reporting Person (See Instructions)

IN

______________________________________________________________________________

______________________________________________________________________________

Item 1(a).  Name of Issuer:

Command Security Corporation

______________________________________________________________________________

Item 1(b). Address of Issuer’s Principal Executive Offices:

Lexington Park, LaGrangeville, NY 12540

______________________________________________________________________________

Item 2(a). Name of Person Filing:

David E. Smith

______________________________________________________________________________

Item 2(b). Address of Principal Business Office, or if None, Residence:

2450 Colorado Avenue, Ste. 100E, Santa Monica, California, 90404

______________________________________________________________________________

Item 2(c). Citizenship:

United States of America

______________________________________________________________________________

Item 2(d). Title of Class of Securities:

Common Stock

______________________________________________________________________________

Item 2(e). CUSIP Number:

200 50L 100

______________________________________________________________________________

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR

240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 583,800

(b) Percent of class: 5.43%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote – 583,800

(ii) Shared power to vote or to direct the vote – N/A

(iii) Sole power to dispose or to direct the disposition of – 583,800

(iv) Shared power to dispose or to direct the disposition of – N/A

INSTRUCTION.  For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

INSTRUCTION. Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2007
(Date)

/s/ David E. Smith
(Signature)

David E. Smith
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).